Mail Stop 3720

July 12, 2007

Via U.S. Mail and Fax (702-262-5039)

Mr. Harry C. Hagerty
Chief Financial Officer
Global Cash Access Holdings, Inc.
3525 East Post Rd, Suite 120
Las Vegas, NV 89120

      RE: Global Cash Access Holdings, Inc.
              Form 10-K for the Year ended December 31, 2006
              Filed March 30, 2007
              File No. 001-32622

Dear Mr. Hagerty:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements and Notes

2.Summary of Significant Accounting Policies

Warranty receivable, page 68

1.   We note you recorded $3 million and $6.5 million in warranty expense provisions relating to check services provided by Central in 2005 and 2006, respectively, and had no charge-offs against the reserve in either period. Tell us and disclose in greater detail your accounting policy for the warranty expense including the significant accounting estimates and assumptions that you used in recording the provision. Specifically explain why there apparently has been no charge-offs since the inception of the reserve.

*   *   *   *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director